PMU News Release #10-07 TSX & NYSE AMEX Symbol: PMU August 3, 2010

ICSID TRIBUNAL REJECTS GOVERNMENT OF EL SALVADOR’S PRELIMINARY OBJECTION

The tribunal at the International Centre for Settlement of Investment Disputes (“ICSID”) that is hearing the investment claims of Pac Rim Cayman LLC (“PacRim”) against the Government of El Salvador (“GOES”) has unanimously rejected the Preliminary Objection filed by GOES. PacRim has brought claims against GOES under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) and the Investment Law of El Salvador. In January 2010, GOES filed numerous arguments in support of a Preliminary Objection that sought to dispose of nearly all of PacRim’s case. Hearings on the Preliminary Objection were held at ICSID on May 31 and June 1, 2010. In a decision dated August 2, 2010, the tribunal ruled in favor of PacRim, rejecting all of the arguments made in the GOES’s Preliminary Objection filed under Articles 10.20.4 and 10.20.5 of CAFTA. The case now proceeds.

“We are very pleased with ICSID’s decision on the Preliminary Objection,” states Tom Shrake, President and CEO. “This is a positive and crucial step in the CAFTA process for PacRim. We are, however, reticent to celebrate as we believe a more productive outcome is possible for both the Salvadoran people and foreign investors. With this phase of the arbitration now completed, we hope to resume a mutually beneficial dialogue with the GOES to resolve the impasse on the El Dorado project.”

BACKGROUND

Pac Rim Cayman LLC is a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. (“Pacific Rim”). On April 30, 2009, PacRim filed international arbitration proceedings against the GOES under CAFTA and the Investment Law of El Salvador in its own name and on behalf of its two wholly-owned El Salvadoran enterprises.

On January 4, 2010, the GOES filed its Preliminary Objection to PacRim’s claims. Copies of PacRim’s original CAFTA claim, the GOES’s Preliminary Objection filing, PacRim’s response to the GOES’s Preliminary Objection, and ICSID’s ruling on the GOES’s Preliminary Objection are available on Pacific Rim’s website (www.pacrim-mining.com).

Developments to date in PacRim’s CAFTA action against the GOES are available in previous news releases issued by Pacific Rim, specifically NR# 08-13, 09-03, 09-08 and 10-05.

ABOUT PACIFIC RIM

Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s subsidiary PacRim is the owner of the high grade, vein-hosted El Dorado gold project in El Salvador. Through its subsidiaries, Pacific Rim owns several similar grassroots gold projects in El Salvador and the Company is actively seeking additional assets elsewhere in the Americas that fit its project focus. All references to “Pacific Rim” or “the Company” encompass the parent corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC (“PacRim”), Pacific Rim El Salvador, S.A. de C.V. (“PRES”), and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the continuation of the CAFTA claim; the outcome of PacRim’s CAFTA claim should it continue to completion; and the opportunity for and outcome of any future discussions between Pacific Rim and the GOES aimed at resolving the El Dorado permitting dispute. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and NYSE Amex have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976    Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com